Squire Patton Boggs (US) LLP

221 E. Fourth St., Suite 2900

Cincinnati, Ohio 45202

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F    +1 513 361 1201

squirepattonboggs.com

Stephen C. Mahon

T    +1 513 361 1230

Stephen.Mahon@squirepb.com

June 20, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Ingram, Legal Branch Chief

Re:	Advanced Drainage Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-194980

Dear Mr. Ingram:

On behalf of Advanced Drainage Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2014, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-194980) filed with the Commission on June 6, 2014 (the “Registration Statement”). This response letter has been filed on EDGAR, and three courtesy copies have been sent by Federal Express.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 3 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 3 and references in the responses to page numbers are page numbers in Amendment No. 3.

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U.S. Securities and Exchange Commission June 20, 2014 Page 2	Squire Patton Boggs (US) LLP

Principal and Selling Stockholders, page 138

1.	We note that ASP ADS Investco, LLC, University of Notre Dame, and Mr. Chlapaty currently own over 88% of your outstanding stock. Please add a risk factor disclosing that your principal stockholders and management will have significant voting power and may take actions that are not in the best interest of other stockholders.

In response to the Staff’s comment, the Company has included such a risk factor on page 37. The Company further advises the Staff that while ASP ADS Investco, LLC, University of Notre Dame and Mr. Chlapaty collectively own, prior to completion of this offering, approximately 88% of the Company’s outstanding shares of common stock, the Company’s outstanding shares of convertible preferred stock that are held by the Company’s ESOP are entitled to vote on a one-for-one basis on any matter requiring the vote or consent of the holders of the Company’s common stock (including for the election of directors), voting together with the Company’s common stock as a single class unless otherwise required by law. Accordingly, the collective voting power of ASP ADS Investco, LLC, University of Notre Dame and Mr. Chlapaty prior to completion of this offering is approximately 57%, inclusive of the outstanding shares of convertible preferred stock held by the ESOP.

2.	We note that ASP ADS Investco, LLC currently owns over 50% of your outstanding stock. Please discuss whether you will be considered a “controlled company” under the New York Stock Exchange rules and what this would mean with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

The Company supplementally advises the Staff that it believes that it will not be a “controlled company” under the New York Stock Exchange (“NYSE”) rules subsequent to its initial public offering. Under Section 303A of the NYSE Listed Company Manual, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is considered a “controlled company.” As noted in response to comment 1 above, the Company’s outstanding shares of convertible preferred stock that are held by the Company’s ESOP are entitled to vote on a one-for-one basis on any matter requiring the vote or consent of the holders of the Company’s common stock (including for the election of directors), voting together with the Company’s common stock as a single class unless otherwise required by law. Accordingly, voting power for any stockholder (including ASP ADS Investco, LLC) is determined on a basis that is inclusive of the outstanding shares of convertible preferred stock held by the ESOP.

Based upon the foregoing, ASP ADS Investco, LLC will not hold more than 50% of the voting power for purposes of the election of directors. The Company further believes that ASP ADS Investco, LLC will not be acting in concert with any other persons or entities, including the University of Notre Dame and/or Mr. Chlapaty, to form a “group” for control purposes.

The Company represents to the Staff that, if it learns that it will be considered a “controlled company” under the NYSE rules, it will provide additional disclosure indicating that,

U.S. Securities and Exchange Commission June 20, 2014 Page 3	Squire Patton Boggs (US) LLP

although it is complying with all of the NYSE’s corporate governance standards at the time of the initial public offering, if in the future it chose not to comply with those rules, it would be entitled to take advantage of certain exceptions therefrom.

* * * * *

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to Stephen C. Mahon at (513) 361-1230 or Aaron A. Seamon at (614) 365-2759.

Very truly yours,

/s/ Stephen C. Mahon

Stephen C. Mahon

Enclosures

cc:	Joseph A. Chlapaty, Advanced Drainage Systems, Inc.
Fredric L. Smith, Esq., Squire Patton Boggs (US) LLP
Aaron A. Seamon, Esq., Squire Patton Boggs (US) LLP
Kirk A. Davenport II, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP